

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

**Re: SINA Corporation**
**Form 20-F for the Fiscal Year Ended December 31, 2012**
**Filed April 22, 2013**
**File No. 000-30698**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company

C. Organizational Structure, page 57

1. Please provide us with an organizational chart that includes the identities of the VIE shareholders and their ownership percentages in the VIEs and Listco and describe any relationships between the parties. Further, please consider including this information in future filings.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Judgments and Estimates

Equity investments, page 63

2.      We note that the trading price for E-House's ordinary shares has been below the carrying value of your investment since May 2012.  Please describe further for us the various factors considered in your impairment analysis and tell us specifically how each factored into your determination that an other-than-temporary-impairment charge was not necessary for this investment at December 31, 2012 or any subsequent period**.**

Item 8.  Financial Information

Notes to Consolidated Financial Statements

Note 2.  Significant Accounting Policies

Consolidation, page F-8

3.      We note that the loans relating to the ICP Company have a five year term.  Please tell us whether these loans are the same as those listed in the Schedule of Material Differences in Exhibit 4.10 for Beijing Sina Internet Information Service Co., Ltd.  If so, please explain why you disclosed a term of five years in your financial statement footnotes when, according to the Loan Agreement included in Exhibit 4.10, the term is ten years.  Please provide a copy of the ICP loan agreement with your response and revise the Schedule of Material Differences in Exhibit 4.10, as necessary.

4.      We note from your disclosures on page F-7 that under the terms of the Exclusive Technical Services Agreements, the company provides technical and other services to the VIEs in exchange for substantially all the net income of the VIEs.  In your response to comment 10 in your letter dated October 12, 2011, you indicated that substantially all meant that you were entitled to up to 100% of the net income of the VIEs.  Please clarify further what you mean by "up to 100%" and for each of the VIEs, tell us what percentage of net income was paid to the company for each period presented.  Also, please revise your discussion of the individual Exclusive Technical Services Agreements on page F-9 to more clearly describe how the fees are determined and to disclose the amount of fees charged to each of the VIEs for each period presented.

Revenue Recognition

Fee-based services, page F-13

5.      Please explain further why you recognize revenue from the sale of virtual items (net of game developer proceeds) over the estimated consumption period of the in-game virtual item.  In this regard, tell us what obligations you have with regards to the sale of these virtual items after the virtual currency has been converted into in-game credits and amounts have been remitted to the developer.

Note 8.  Income Taxes

China, page F-22

6.      In your response to comment 18 in your letter dated December 19, 2008, you explained that based on your experience with PRC tax authorities, bad debt expense is deductible for tax purposes only after certain factors have been met.  At that time, you also indicated that you had been unsuccessful in getting the tax authority to approve the deduction of bad debt expense on your tax returns.  Please tell us whether this continues to be the case.  Also, as it appears that the majority of your valuation allowance relates to the deferred tax assets for "allowance for doubtful accounts, accruals and other liabilities," revise your disclosures to include a discussion of the factors that have inhibited your ability to utilize these deferred tax assets such that you continue to believe it is more likely than not that these deferred tax assets will not be utilized.

Note 12 Shareholders' Equity

Valuation of Stock Options, page F-29

7.      We note that "due to lack of industry comparison," you used the simplified method to determine the expected term when estimating the fair value of options granted in 2012.  Pursuant to Question 6 of SAB Topic 14.D.2, companies that have sufficient historical share option exercise experience upon which to estimate expected term may not apply the simplified method.  Please tell us how you considered this guidance and how you determined that it was appropriate to use the simplified method to estimate the expected term.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief


cc:     Via E-mail
        Z. Julie Gao, Esq, Skadden, Arps, Slate, Meagher & Flom